 Exhibit 99.1

WEARABLE DEVICES Ltd.

NOTICE OF AN ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Special General Meeting of Shareholders (the “Meeting”) of Wearable Devices Ltd. (“Wearable” or the “Company”) will be held on November 30, 2023, at 3:00 p.m. Israel time at the Company’s office, located at 5 Ha-Tnufa Street, Yokne-am Illit, Israel, 2066736.

The agenda of the Meeting is to:

1.	consider a proposal to re-appoint Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as the independent auditor of the Company, and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the shareholders of the Company; and

2.	consider a proposal to re-appoint Ms. Ilana Lurie to serve as Class I director of the Company, until the Company’s annual general meeting of shareholders in the year 2026, and until her respective successor is duly elected and qualified; and

3.	consider a proposal to approve an increase of the per-meeting compensation and annual fee for non-executive directors of the Company; and

4.	consider a proposal to approve a grant of equity-based compensation to non-executive directors of the Company; and

5.	consider a proposal to approve a grant of equity-based compensation to Mr. Asher Dahan, the Company’s Chief Executive Officer and Chairman of the Board; and

6.	consider a proposal to approve a grant of equity-based compensation to Mr. Guy Wagner, the Company’s Chief Scientific Officer, President and Director; and

7.	present and discuss the Company’s financial statements and annual report for the year ended December 31, 2022.

Board Recommendation

The Board unanimously recommends that you vote in favor of all the above Proposals as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on November 2, 2023 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposals to be presented at the Meeting for which the Board recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the regulations (proxy and position statement) under the Israeli Companies Law, 5759-1999, by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Alon Mualem, Chief Financial Officer, or Asher Dahan, Chief Executive Officer, of the Company (e-mail address: alonmualem@wearabledevices.co.il; asher.dahan@wearabledevices.co.il), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for all proposals.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC. or otherwise and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Sincerely,

Asher Dahan
Chief Executive Officer
October 26, 2023

WEARABLE DEVICES Ltd.

YOKNE-AM ILLIT, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 30, 2023

This proxy statement (this “Proxy Statement”) is being filed by Wearable Devices Ltd. (the “Company”) to solicit proxies on behalf of the board of directors (the “Board”) of the Company for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held on November 30, 2023, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, NIS 0.01 par value each, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until November 30, at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Companies Law, each of Proposals No. 1, 2 ,3 ,4 and 6, described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Proposal No. 5 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to Mr. Alon Mualem, e-mail address: alonmualem@wearabledevices.co.il, no later than November 2, 2023.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices at 5 Ha-Tnufa Street, Yokne-am Illit, Israel 2066736. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than November 20, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’ response to the Position Statement will be submitted no later than November 25, 2023.

One shareholder or more holding Ordinary Shares which reflect five percent (5%) or more of the Company’s issued and outstanding share capital and voting rights (i.e., 797,149 Ordinary Shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To re-appoint Ziv Haft, CERTIFIED PUBLIC ACCOUNTANTS, Isr., a member firm of BDO, as the independent auditor of the Company, and to authorize the Board of Directors of the company to determine their remuneration, until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the re-appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board has authorized and approved the re-appointment of Ziv Haft, a member firm of BDO (“BDO Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company and recommends that the shareholders to authorize the Board to determine their remuneration until the next annual general meeting of the shareholders of the Company.

The Audit Committee of the Board (the “Audit Committee”) has recommended, and the Board has determined that the re-appointment of BDO Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, the scope of their work, their independency and the complexity and scope of the Company’s activities.

The Board determined, pursuant to the recommendation of the Audit Committee, that BDO Israel’s compensation is reasonable.

For additional information on the fees paid by the Company to BDO Israel in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 22, 2023.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint Ziv Haft, a member firm of BDO, as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the shareholders of the Company.”

The re-appointment of BDO Israel requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

To re-appoint Ms. Ilana Lurie as Class I director OF THE COMPANY

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board. The Board may exercise all powers and may take all actions that are not specifically granted to its shareholders.

The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. Due to the fact the Company does not currently have a controlling shareholder, the Board adopted the corporate governance exemption as mentioned above and therefore is not required to have external directors as members of its Board.

The Board currently consists of five (5) directors divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of the Company’s shareholders, the re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed in accordance with the Companies Law and the Articles, which state that, among others, a director may be removed by a vote of 70% of the voting power represented at the annual general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

As of the date of this Proxy Statement, the Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I director is Ms. Ilana Lurie, whose current term expires at this Meeting and until her successor is elected and qualified; and

(ii)	The Company’s Class II directors are Mr. Yaakov Goldman and Mr. Eli Bachar, whose current terms expire at the Company’s 2024 annual general meeting of shareholders and until their successors shall have been elected and qualified; and

(iii)	The Company’s Class III directors are Mr. Asher Dahan and Mr. Guy Wagner, whose current terms expire at the Company’s 2025 annual general meeting of shareholders and until their successors shall have been elected and qualified.

The composition of our Board currently includes one individual who is diverse under the Nasdaq Rule 5605(f) regarding board diversity, as presented in the below Board Diversity Matrix. Under Nasdaq Rule 5605(f), directors who self-identify as (i) female, (ii) an underrepresented minority or (iii) LGBTQ+ are defined as being diverse. The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions:

Board Diversity Matrix for Wearable Devices Ltd. (As of August 4, 2023)
Total number of directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	-	-
Number of Directors who identify in Any of the Categories Below:
African American or Black	-	-	-	-
Alaskan Native of Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	5	-	-	-
Two or more races or ethnicities	-	-	-	-
LGBTQ+	-	-	-	-

The Board has approved the re-appointment of Ms. Ilana Lurie to serve on the Board, as a Class I director, for a three-year term continuing until the Company’s 2026 annual general meeting of shareholders and until her successor is elected and qualified, and recommends her re-appointment. In addition, the Board has determined that Ms. Lurie meets the qualification of an independent director, as defined under the Nasdaq Rules.

Ms. Lurie, whose professional background is provided below, advised the Company that she is willing, able and ready to serve as a Class I director if appointed. Additionally, in accordance with the Companies Law, Ms. Lurie has certified to the Company that she meets all the requirements of the Companies Law for appointment as a director of a public company, she possesses the necessary qualifications and has sufficient time to fulfill her duties as a director of the Company, taking into account the size and needs of the Company.

On August 21, 2023, and on August 23, 2023, the compensation committee of the Board (the “Compensation Committee”) and the Board, respectively, approved and recommend that the shareholders approve the monthly compensation to be paid to Ms. Lurie as a director.

In her capacity as a member of the Board, Ms. Lurie is entitled to the same fixed fee as other non-executive directors of the Company, in the amount of NIS 925per meeting and NIS 7,245 per quarter (NIS 28,980 per year).

In case Proposal 3 will be approved, Ms. Lurie shall be entitled to the New Pre-Meeting Compensation and the New Annual Fee, as defined below.

The above described compensation for Ms. Lurie is in accordance with Company’s compensation policy for directors and officers (the “Compensation Policy”).

If re-appointed at the Meeting, Ms. Lurie will continue to benefit from the indemnification agreement, substantially in the form of those previously entered into with the Company’s members of the Board, as well as from the Company’s directors’ and officers’ liability insurance policy, as in effect from time to time.

Set forth below is certain biographical information regarding the background and experience of Ms. Lurie:

Ms. Ilana Lurie has served as one of the Company’s directors since September 2022. Ms. Lurie is a Chief Financial Officer, Chief Operations Officer, and Director with vast experience in international finance and operations, within both large technology companies as well as start-ups. over the last 10 years, Ms. Lurie led significant financing rounds, as well as debt restructuring processes. She has served as an external director for Eltek Ltd. (Nasdaq:ELTK) since September 2018. Ms. Lurie played a critical role in transition from R&D to production in NovelSat and she is currently leading this activity in IO Tech, in her capacity as Chief Financial Officer and Chief Operations Officer. From 2012 until 2020, Ms. Lurie was Chief Financial Officer of NovelSat, a Landa Ventures portfolio company. Prior to her tenure at NovelSat, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ).  From 2006 to 2011, Ms. Lurie held several financial management positions at Ness Technologies Inc., which, at the time, was a public company. Ms. Lurie earned her B.A. degree and an MBA degree with a specialization in Finance and Marketing from Hebrew University of Jerusalem.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint Ms. Ilana Lurie as a Class I director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-appointment and until she ceases to serve in her office in accordance with the provisions of the Company’s Articles or any law, whichever is the earlier.”

The re-appointment of Ms. Ilana Lurie, as a Class I director, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 3

TO APPROVE AN INCREASE OF THE PER-MEETING COMPENSATION AND ANNUAL FEE FOR NON-EXECUTIVE DIRECTORS

On August 21, 2023, and on August 23, 2023, the Compensation Committee and the Board, respectively, approved and recommended that the Company’s shareholders approve an increase of the per-meeting fee and annual fee to which each of the Company’s Non-Executive Directors (as defined below) shall be entitled. The following members of the Board are the Company’s non-executive directors: Eli Bachar, Ilana Lurie (subject to her re- election as class I director, as specified in Proposal 2 above), and Yaakov Goldman (the “Non-Executive Directors”).

Currently, in accordance with the Companies Law and regulations and the Company’s Compensation Policy (in the form attached as Exhibit 4.6 to the Company’s form 20-F annual report filed on March 22, 2023), the cash fees paid to each of our Non-Executive Directors include a per-meeting fee of NIS 925 (approximately US$2401) and an annual fee of NIS 28,980 (approximately US$7,6252).

We undertake regular reviews of the fees paid to non-executive directors to ensure that the Company maintains the ability to pay Non-Executive Directors remuneration at a level that is commensurate with market rates and as necessary to attract and retain directors of the appropriate level of experience and expertise. The level of remuneration for our Non-Executive Directors was previously determined in 2022. Since then, there have been considerable additional demands placed on directors due to increased corporate and regulatory requirements and considering our directors’ average time commitment, the market rate needed to attract and qualified members, the nature of the role and growth in the Company’s business, we believe that an increase in remuneration is fair and reasonable in all the relevant circumstances relating to the Company’s affairs, the nature, extent and liabilities associated with service as a Non-Executive Director or otherwise by reference to prevailing corporate governance standards and practices.

Therefore, our Compensation Committee and Board consider it appropriate that all of the Non-Executive Directors, either currently serving or who will be appointed in the future, be compensated, through a compensation mechanism that will take into account the time, attention and expertise required by such directors, and that will set a solid foundation for attracting directors with the appropriate skills and experience applicable to the Company’s industry and needs.

For the above reasons, the Compensation Committee and the Board recommend that the Company’s shareholders approve an increase of the per-meeting fee, to which each of the Company’s Non-Executive Directors shall be entitled, to NIS2,680 (approximately US$7003) (the “New Per-Meeting Compensation”) and an increase of the annual fee, to which each of the Company’s Non-Executive Directors shall be entitled, to NIS40,040 (approximately US$10,5004) (the “New Annual Fee”). The New Per-Meeting Compensation and the New Annual Fee are consistent with the Company’s Compensation Policy.

The New Per-Meeting Fee and the New Annual Fee will be paid on a quarterly basis, in NIS and shall be subject to VAT, as applicable, shall apply to the Non-Executive Directors or to such non-executive directors that will be appointed in the future (subject to applicable law required approvals, if any), and shall be effective from the date of approval of this proposal by our shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase of the per-meeting fee and annual fee, to which each of the Non-Executive Directors shall be entitled, as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

[1]	All US dollar amounts in this Proxy Statement are based on an exchange rate of US$1: NIS 3.80, on September 12, 2023.
[2]	See footnote 1 above.
[3]	See footnote 1 above.
[4]	See footnote 1 above.

PROPOSAL 4

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO NON-EXECUTIVE DIRECTORS OF THE COMPANY

On August 21, 2023, and August 23, 2023 (The “Date of Grant”), the Compensation Committee and the Board, respectively, approved and recommended that the Company’s shareholders approve, a grant of options to purchase Ordinary Shares to the Non-Executive Directors.

The recommended grant consists of an aggregate amount of 60,000 options to purchase up to 60,000 Ordinary Shares of the Company, to be granted under the Company’s 2015 Share Option Plan (the “Option Plan”) to Mr. Yaacov Goldman, Ms. Ilana Lurie (subject to her re-election as specified in Proposal 2 above), and Mr. Eli Bachar (the “Non-Executive Directors Options Grant”). The aggregate amount of options equals approximately 0.23% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The following table sets forth the suggested Non-Executive Directors Options Grant, which the Compensation Committee and the Board believe to be in the best interests of the Company:

Name	Title	No. of options proposed for grant herein	Proposed options exercise price per share[5]	No. of options granted prior to the proposed grant herein	Aggregate no. of options following approval of proposed grant herein

Yaacov Goldman	Director	20,000	US$ 1.32 (equal to approximately NIS 5.00)	0	20,000
Ilana Lurie	Director	20,000	US$ 1.32 (equal to approximately NIS 5.00)	0	20,000
Eli Bachar	Director	20,000	US$ 1.32 (equal to approximately NIS 5.00)	184,427	204,427

The above Non-Executive Directors Options Grant is subject to standard three-year vesting under the Option Plan, and shall vest according to the following schedule: (i) 12 months following the Date of Grant, an amount equal to 1/3 of the options to each optionee shall vest (hereinafter for the purpose of this Proposal 4, the “First Installment”); and (ii) following the First Installment, additional equal amounts (1/36 each) shall vest at the end of each one (1) month. The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Option Plan.

The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

The above-mentioned exercise price equals the average share price on the Nasdaq Capital Market, over the last 30 trading days immediately prior to the Date of Grant.

In making its recommendation regarding the approval of the grant of Non-Executive Directors Options, the Compensation Committee and the Board each have also considered, inter alia: (i) the factors included in the Company’s Compensation Policy, including, the position, responsibilities, background and experience of the grantees; and (ii) that the option grants reflect a fair and reasonable value for the grantees’ services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Yaacov Goldman, Ms. Ilana Lurie and Mr. Eli Bachar, options to purchase Ordinary Shares of the Company, as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote FOR the above proposal.

[5]	See footnote 1 above.

 PROPOSAL 5

to approve a grant of EQUITY-BASED COMPENSATION to Mr. ASHER DAHAN, the COMPANY’S CHIEF EXECUTIVE OFFICER AND CHAIRmaN OF THE BOARD

On August 21, 2023, and on the Date of Grant, the Compensation Committee and the Board, respectively, approved and recommended that the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Asher Dahan, the Company’s Chief Executive Officer and Chairman of the Board. Accordingly, the Company wishes to grant 30,000 options to purchase up to 30,000 Ordinary Shares of the Company to Mr. Dahan, in accordance with the Company’s compensation policy and under the Option Plan (the “Grant to Mr. Dahan”).

No options of the Company were granted to Mr. Dahan in the past. Mr. Dahan’s options shall reflect approximately 0.11% of the Company’s share capital on a fully diluted basis as of the date of this proxy statement.

The Grant to Mr. Dahan is subject to standard three-year vesting under the Option Plan, and shall vest according to the following schedule: (i) 12 months following the Date of Grant (as defined above), an amount equal to 1/3 of the options to each optionee shall vest (hereinafter for the purpose of this Proposal 5, the “First Installment”); and (ii) following the First Installment, additional equal amounts (1/36 each) shall vest at the end of each one (1) month. The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the option Plan.

The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

The above option grant shall be exercisable at an exercise price of $1.32 per Ordinary Share (equal to approximately NIS 5.006), which equals the average of the Company’s share price on Nasdaq Capital Market, over the last 30 trading days immediately prior to the Date of Grant.

 In making its recommendation with regard to the approval of the Grant to Mr. Dahan, the Compensation Committee and the Board each have also considered, inter alia: (i) the factors included in the Company’s compensation policy, including, the position, responsibilities, background and experience of the Mr. Dahan as Chief Executive Officer and as Chairman of the Board; (ii) that the option grant reflects a fair and reasonable value for the Mr. Dahan’s services; and (iii) the number of unvested options held by Mr. Dahan as of this date. The proposed Grant to Mr. Dahan is consistent with the Company’s Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Asher Dahan options to purchase Company’s Ordinary Shares as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board unanimously recommends a vote FOR on the above proposal.

[6]	See footnote 1 above.

PROPOSAL 6

to approve a grant of EQUITY-BASED COMPENSATION to Mr. GUY WAGNER, the COMPANY’S CHIEF SCIENTIFIC OFFICER, PRESIDENT AND DIRECTOR

On August 21, 2023, and on the Date of Grant, the Compensation Committee and the Board, respectively, approved and recommended that the Company’s shareholders approve, a grant of options to purchase Ordinary Shares to Mr. Guy Wagner, the Company’s Chief Scientific Officer, President and Director. The recommended grant consists of 30,000 options to purchase up to 30,000 Ordinary Shares of the Company, to be granted in accordance with the Company’s Compensation Policy and under the Option Plan to Mr. Wagner (the “Grant to Mr. Wagner”).

No options of the Company were granted to Mr. Wagner in the past. Mr. Wagner options shall reflect approximately 0.11% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The Grant to Mr. Wagner is subject to standard three-year vesting under the Option Plan, and shall vest according to the following schedule: (i) 12 months following the Date of Grant (as defined above), an amount equal to 1/3 of the options to each optionee shall vest (hereinafter for the purpose of this Proposal 5, the “First Installment”); and (ii) following the First Installment, additional equal amounts (1/36 each) shall vest at the end of each one (1) month. The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the option Plan.

The above option grants shall be exercisable at an exercise price of $1.32 per Ordinary Share (equal to approximately NIS 5.007), which equals the average share price on the Nasdaq Capital Market, over the last 30 trading days immediately prior to the Date of Grant.

In making its recommendation with regards to the approval of the Grant of Mr. Wagner, the Compensation Committee and the Board each have also considered, inter alia: (i) the factors included in the Company’s Compensation Policy, including, the position, tenure, responsibilities, background and experience of the grantee; (ii) that the Options grants reflect a fair and reasonable value for the grantee’s services; and (iii) the number of options to purchase Ordinary Shares of the Company held by Mr. Wagner prior to this proposed Grant to Mr. Wagner. The proposed Grant to Mr. Wagner is consistent with the Company’s Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Wagner Options to purchase Company’s Ordinary Shares, as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote FOR the above proposal.

[7]	See footnote 1 above.

PROPOSAL 7

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2022, to the Company’s shareholders.

The financial statements and Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 22, 2023, are available on the Company’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001887673/000121390023022124/f20f2022_wearable.htm#a_019

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and Annual Report for the year ended December 31, 2022.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC.

18 Lafayette Place

Woodmere, New York 11598

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 26, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 26, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Wearable Devices Ltd.
Asher Dahan, Chief Executive Officer

WEARABLE DEVICES LTD.

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: November 30, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as the independent auditor of Wearable Devices Ltd. (the “Company”), and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the shareholders of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To re-appoint Ms. Ilana Lurie to serve as Class I director of the Company, until the Company’s annual general meeting of shareholders in the year 2026, and until her respective successor is duly elected and qualified.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an increase of the per-meeting compensation and annual fee for non-executive directors of the Company, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve a grant of equity-based compensation to non-executive directors of the Company, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To a approve a grant of equity-based compensation to Mr. Asher Dahan, the Company’s Chief Executive Officer and Chairman of the Board, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 5?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 5

*	If you do not indicate a response for this item 5a, your shares will not be voted for Proposal No. 5.

6.	To approve a grant of equity-based compensation to Mr. Guy Wagner, the Company’s Chief Scientific Officer, President and Director, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.